News Release

Resin Systems Inc.’s Senior Vice President Sales and Marketing Retires

Calgary, Alberta, April 17, 2007: Resin Systems Inc. ("RS") (RS - TSX / RSSYF - OTCBB), a composite products innovation company, announced today that Cheryl FitzPatrick, senior vice president sales and marketing, will be retiring this month. Ms. FitzPatrick joined RS in 2006 to establish and lead the sales and marketing efforts for its award winning RStandard™ modular composite utility poles and VRoll™ composite tubes for bulk handling conveyor systems. From an RS standpoint, this is a logical time for Ms. FitzPatrick to retire given the transition of RS’s sales and marketing focus to a product support role for its exclusive distributors of RS products.

“Cheryl FitzPatrick played an instrumental role in building our excellent sales, marketing and product support team as well as raising awareness in the marketplace for our products,” said Paul Giannelia, president and chief executive officer. “On behalf of our board of directors and our organization, I want to thank Cheryl for her contributions to RS and wish her the best in her world travels.”

About RS

RS is a composite product innovator. RS develops advanced composite products for large-scale industrial markets. These products replace products which traditionally have been made using conventional building blocks of wood, concrete and steel.  The foundation of RS is continuous innovation and product development utilizing its proprietary Version™ polyurethane resin system.

RS has successfully developed the VRoll™ bulk material handling system roller tube and the award winning RStandard™ modular composite transmission and distribution structure.  For the latest on RS's developments, click on "Latest News" on www.grouprsi.com.

"Version", "RStandard" and "VRoll" are trademarks of RS.

For further information please contact:

Resin Systems Inc.

Laurien Abel, Investor and Public Relations Coordinator

Tel: (403) 219-8000 Fax: (403) 219-8001

Email: info@grouprsi.com